EXHIBIT 99.1

Westport Innovations Inc.
Form 51-102F4
Business Acquisition Report

Item 1: Identity of Company

1.1	Name and Address of Company

Westport Innovations Inc.
101-1750 West 75th Avenue
Vancouver, BC, Canada
V6P 6G2

Within the context of this Business Acquisition Report, except where noted otherwise, any reference to “Westport” or the “Company” refers to Westport Innovations Inc., together with its subsidiary entities.

1.2	Executive Officer

The name of the executive officer of Westport, who is knowledgeable about this report and the acquisition referred to herein is David R. Demers, Chief Executive Officer, and his business telephone number is (604) 718-2000.

1.3	Statement Regarding Forward-Looking Information

Certain information in this Business Acquisition Report is forward-looking within the meaning of Canadian Securities laws as it relates to anticipated financial performance, events or strategies. When used in this context, words such as will, anticipate, believe, plan, intend, target and expect or similar words suggest future outcomes.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including the finalization of the purchase price allocation, obtaining a final valuation report for the fair value of assets acquired and liabilities assumed, the final settlement of any  adjustments under the Purchase and Sale Agreement, completing the analysis of the tax treatment of the acquisition, recording any related future income taxes, and incurring additional expenses in connection with the acquisition, as well as those factors discussed in the section entitled “Risk Factors” in Westport’s Annual Information Form dated March 31, 2010. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made but may prove to be incorrect. Although the Company believes the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing is not exhaustive of all factors and assumptions that may have been used.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Item 2: Details of Acquisition

2.1	Nature of Business Acquired

On July 2, 2010, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the issued and outstanding shares of OMVL S.p.A (“OMVL”) from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. (collectively the “Sellers”). OMVL is based in Pernumia, Italy and is a leading global player in the alternative fuel vehicles sector. OMVL designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline (petrol) to compressed natural gas (CNG) and liquefied petroleum gas (LPG). OMVL currently collaborates with global manufacturers of motor vehicles, including Magna Gaz and PSA Peugeot Citroen, with sales in Europe, East Asia, the Americas and Australia. OMVL has production and distribution capabilities in Europe, Asia, South America, and Australia.

2.2	Date of Acquisition

The date of the acquisition was July 2, 2010 (“the Closing Date”).

2.3           Consideration

Total consideration for the acquisition of OMVL was €19.0 million.  Westport paid €11.4 million (approximately US$14 million) on closing and expects to pay €7.6 million (approximately US$9.4 million) on the third anniversary of the Closing Date. The initial payment of €11.4 million was financed through a combination of proceeds from cash generated from warrant exercises and general operating funds. The purchase price was also subject to an upward adjustment equal to the consolidated net cash position as of the Closing Date of €2.2 million (approximately US$2.9 million).

The Company entered into an “on first demand” bank guarantee in favour of the Sellers with Banca Intesa S.p.A covering the Company’s payment obligation of €7.6 million payable on the third anniversary of the Closing Date.

2.4	Effect of Financial Position

The effect of the acquisition on the Company’s financial position is outlined in the Company’s unaudited pro forma condensed consolidated financial statements, which are attached to the Business Acquisition Report and referred to in Item 3 below.

In addition, the consolidated financial statements of OMVL S.p.A are attached as Schedules 1 and 2 and were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s management has reviewed the historical financial statements of OMVL and determined that there are no significant differences that would affect the accounting treatment of these consolidated financial statements had they been presented in accordance with Canadian generally accepted accounting principles. The only difference identified is that non-controlling interests are classified as a component of shareholders’ equity under US GAAP while non-controlling interests are presented immediately after total liabilities under Canadian GAAP. As this difference relates only to presentation, no reconciliation is included in the applicable notes therein.

The Company’s strategy is to grow OMVL’s light duty automotive markets in North America, Europe and China with major OEMs.  This new strategy may require the Company to increase investments in product and partner development and to shift its focus from existing lower margin aftermarket businesses.

2.5	Prior Valuation

Not applicable

2.6	Parties to Transaction

The transaction was not with an informed person, associate or affiliate of Westport.

2.7	Date of Report

September 14, 2010.

Item 3:  Financial Statements

3.1	Audited comparative annual consolidated financial statements

Audited OMVL S.p.A consolidated financial statements for the year ended December 31, 2009 with 2008 unaudited comparative consolidated financial statements are attached as Schedule 1 to this Business Acquisition Report.  The Company has not requested the consent of Reconta Ernst & Young S.p.A. to include their auditors’ report in this Business Acquisition Report and therefore, such consent has not been provided.

3.2	Unaudited Condensed Consolidated Interim Financial Statements

Unaudited OMVL S.p.A interim condensed consolidated financial statements for the three and six months ended June 30, 2010 and 2009 are attached as Schedule 2 to this Business Acquisition Report.

3.3	Unaudited Pro Forma Condensed Consolidated Financial Statements

Westport’s unaudited pro forma condensed consolidated balance sheet as at June 30, 2010 and the unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2010 and for the three months ended June 30, 2010 are attached as Schedule 3 to this Business Acquisition Report.